COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
C.N.P.J/M.F. n.º 47.508.411/0001-56

MINUTES OF THE SPECIAL SHAREHOLDERS’
MEETING HELD ON DECEMBER 29, 2004

1 –	DATE AND VENUE: On the twenty-ninth day of December, at 5:00 p.m., at the Company's head office at Avenida Brigadeiro Luiz Antônio nº 3.142, São Paulo - SP.

2 –	CALL NOTICE: Call Notice published on December 11th, 14th and 15th in the “Official Gazette of State of São Paulo” pages 8, 15 and 7, and on December 11th, 13th and 14th in “Folha de São Paulo” pages B4, A9 and A8, respectively.

3 –	QUORUM: Shareholders representing 74.566% of the Company’s voting capital, as shown by the signatures of the shareholders’ attendance book.

4 –	COMPOSITION OF THE BOARD: President of the Meeting: Valentim dos Santos Diniz, Secretary: Marise Rieger Salzano.

5 –	SUMMARY OF THE DELIBERATIONS: The Shareholders' Meeting excluding the legally hindered from voting, unanimously:

5.1.	approved the Board of Directors’ Proposal regarding the increase of the Company’s capital stock, without issuing new shares, under the terms of provisions in Article 169, paragraph 1 of Law 6,404/76, by means of capitalization of the Capital Reserve account, in the amount of one hundred, seventy-two million, one hundred, twenty-one thousand, nine hundred, twenty-seven Reais and sixty-one centavos (R$ 172,121,927.61), which resulted from the subscription of Subscription Bonus (Phase 2), under the terms of the Board of Director’s Meetings held on 8/9/99 and 9/17/99.

5.2.	approved in the increase of the Company’s capital stock, without issuing new shares, by the amount of one hundred, seventy-two million, one hundred, twenty-one thousand, nine hundred, twenty-seven Reais and sixty-one centavos (R$ 172,121,927.61), referring to the capitalization mentioned in the previous item, increasing the Capital Stock from R$ 3,337,298,809.37 to R$ 3,509,420,736.98. As a result of this increase, the Article 4 of the Company’s Bylaws shall take effect with the following wording:

“ARTICLE 4º – The Company’s Capital Stock is three billion, five hundred, nine million, four hundred, twenty thousand, seven hundred, thirty-six Reais and ninety-eight centavos (R$ 3,509,420,736.98), fully paid and divided into one hundred, thirteen billion, five hundred, twenty-two million, two hundred, thirty-nine thousand, four hundred, thirty-three (113,522,239,433) nonpar shares, of which sixty-three billion, four hundred, seventy million, eight hundred, eleven thousand, three hundred and ninety-nine (63,470,811,399) are common shares and fifty billion, fifty-one million, four hundred, twenty-eight thousand and thirty-four (50,051,428,034) are preferred shares.”

6 –	DOCUMENTS FILED WITH THE ADMINISTRATIVE HEADQUARTERS: a) Call Notice b) Board’s Proposal

7 –	CLOSURE: Having nothing further to decide, the meeting was closed and these minutes were registered in summary form, read, verified and signed by the attending shareholders.

Signatures: Valentim dos Santos Diniz – President of the Meeting; Marise Rieger Salzano – Secretary. Shareholders: Valentim dos Santos Diniz; Pão de Açúcar S/A Indústria e Comércio, Península Participações Ltda. and Abílio dos Santos Diniz, the last three ones represented by their attorney, Marise Rieger Salzano.

São Paulo, December 29, 2004

True copy of the original

_______________________________
VALENTIM DOS SANTOS DINIZ
President of the Meeting

Signature of the Attorney:	Marise Rieger Salzano
OAB/SP 85.251